UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 29, 2018

PENN NATIONAL GAMING, INC.

Commission file number 000-24206

Incorporated Pursuant to the Laws of the Commonwealth of Pennsylvania

IRS Employer Identification No. 23-2234473

825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

610-373-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.             Submission of Matters to a Vote of Security Holders.

On March 29, 2018, Penn National Gaming, Inc. (“Penn” or the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”) at Penn’s executive offices at 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, at 11:00 a.m. local time. A total of 91,676,481 shares of the Company’s common stock were entitled to vote as of February 27, 2018, the record date for the Special Meeting, of which a quorum of 78,619,896, or approximately 86% of the total shares eligible to vote at the Special Meeting, were present in person or by proxy at the Special Meeting. Two proposals were submitted to Penn shareholders at the Special Meeting and are described in detail in the Company’s joint proxy statement/prospectus for the Special Meeting.  The following is a brief description of each matter voted upon at the Special Meeting and the number of votes cast for or against, as well as the number of abstentions, with respect to each matter, as applicable.

Share issuance proposal. To approve the issuance of shares of common stock of Penn, par value $0.01, to stockholders of Pinnacle Entertainment, Inc. (“Pinnacle”) in connection with the Agreement and Plan of Merger, dated as of December 17, 2017 by and among Penn, Franchise Merger Sub, Inc., a wholly owned subsidiary of Penn, and Pinnacle (the “share issuance proposal”).

Votes FOR	Votes AGAINST	Abstentions
78,122,027	33,058	464,811

Penn adjournment proposal.  To approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal.

Votes FOR	Votes AGAINST	Abstentions
74,894,152	3,264,274	461,470

Item 8.01.             Other Events.

On March 29, 2018, Penn issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.             Financial Statements and Exhibits.

 (d) Exhibits

Exhibit Number	Description

99.1	Press Release issued by Penn, dated March 29, 2018

* * *

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 29, 2018	PENN NATIONAL GAMING, INC.

	By:	/s/ William J. Fair
	Name:	William J. Fair
	Title:	Executive Vice President and Chief Financial Officer

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